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                                                                  EXHIBIT 12.01

                           KENTUCKY UTILITIES COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (Thousands of $)


                                                             1998         1997          1996          1995          1994
                                                             ----         ----          ----          ----          ----
Earnings:
   Net Income.........................................   $   72,764     $  85,713     $  86,163     $  76,842     $  77,512

Add:
   Federal income taxes - current.....................       45,704        38,500        39,221        24,451        38,594
   State income taxes - current.......................       10,008         8,718         8,248         5,324         9,157
   Deferred Federal income taxes - net................       (2,492)        2,971         1,845        11,759        (1,479)
   Deferred State income taxes - net..................           54         1,635         1,905         3,743           (80)
   Deferred investment tax credit-net.................            -             -             -           (71)          (86)
   Investment tax credit - net........................       (3,829)       (4,036)       (4,013)       (4,024)       (4,024)
   Undistributed income of............................
      Electric Energy, Inc............................          622           (37)           24            99           (39)
   Fixed charges......................................       39,318        40,324        40,266        40,694        35,136
                                                            -------       -------       -------       -------       -------
     Earnings.........................................      162,149       173,788       173,659       158,817       154,691
                                                         ----------     ---------     ---------     ---------     ---------

Fixed Charges:
   Interest Charges per statements of income..........       38,660        39,729        39,688        40,116        34,558
   Add:
     One-third of rentals charged to
       operating expense (1)..........................          658           595           578           578           578
                                                         ----------     ---------     ---------     ---------     ---------
         Fixed charges................................   $   39,318     $  40,324     $  40,266     $  40,694    $   35,136
                                                         ----------     ---------     ---------     ---------     ---------

Ratio of Earnings to Fixed Charges....................         4.12          4.31          4.31          3.90          4.40
                                                         ----------     ---------     ---------     ---------     ---------
                                                         ----------     ---------     ---------     ---------     ---------
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NOTE:

(1) In the Company's opinion, one-third of rentals represents a reasonable approximation of the interest factor.